EXHIBIT 8.1


                                January 29, 1998


BTI Telecom Corp.
BTI Corporate Center
4300 Six Forks Road
Raleigh, North Carolina 27609

Ladies and Gentlemen:


     We have acted as counsel to BTI Telecom Corp., a North Carolina corporation (the "Issuer"), in connection with the offer to exchange under the Securities Act of 1933, as amended (the "Act"), of $250.0 million in principal amount of 10-1/2% Senior Notes due 2007, registered under the Act (the "Exchange Notes"), for any and all of its outstanding 10-1/2% Senior Notes due 2007 (the "Initial Notes"), up to an aggregate of $250.0 million, pursuant to the Registration Statement on Form S-4 (File No. 333-41723), filed with the Securities and Exchange Commission December 8, 1997, as amended on or about the date hereof (the "Registration Statement").

      The following opinion is based upon the provisions of the Internal Revenue Code of 1986, as amended, the final, temporary and proposed regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. The following opinion is not binding on the Internal Revenue Service ("IRS") and there can be no assurance that the IRS will take a similar view with respect to the tax consequences described below. No ruling has been or will be required from the IRS on any tax matters relating to the Exchange Notes or the Exchange Offer.

     This opinion covers the material United States federal income tax consequences to holders resulting from their exchange of the Initial Notes for the Exchange Notes and the ownership and disposition of Exchange Notes. This opinion does not purport to address all of the possible federal income tax consequences or any state, local or foreign tax consequences of the acquisition, ownership and disposition of the Initial Notes, the Exchange Notes or the Exchange Offer. This opinion is limited to investors who will hold the Initial Notes and the Exchange Notes as capital assets and does not address the federal income tax consequences that may be relevant to particular investors in light of their unique circumstances (including purchasers that acquired Initial Notes other than at par) or to certain types of investors (such as dealers in securities, insurance companies, financial institutions, foreign corporations, partnerships, trusts, nonresident individuals and tax-exempt entities) who may be subject to special treatment under federal income tax laws.

      As such counsel, we have examined those documents that we have deemed necessary as a basis for the opinion hereinafter expressed. Based upon the foregoing, we are of the opinion that:


      (i) The Initial Notes and the Exchange Notes will be treated as indebtedness of the Company.

      (ii) The exchange of the Initial Notes for Exchange Notes pursuant to the Exchange Offer will not be treated as an "exchange" because the Exchange Notes will not be considered to differ materially in kind or extent from the Initial Notes. Rather, the Exchange Notes received by a Holder of the Initial Notes will be treated as a continuation of the Initial Notes in the hands of such Holder. Accordingly, there will be no federal income tax consequences to Holders exchanging the Initial Notes for the Exchange Notes pursuant to the Exchange Offer. The holding period of Exchange Notes in the hands of a Holder will include the holding period of the Initial Notes exchanged for such Exchange Notes.

     (iii) A Holder of an Initial Note or an Exchange Note will be required to report stated interest on the Initial Note and the Exchange Note as interest income in accordance with the Holder's method of accounting for tax purposes. Because the Initial Notes were issued at par there is no original issue discount pursuant to the de minimis exception to the "original issue discount" rules.

     (iv) A Holder's tax basis in an Initial Note will generally be the Holder's purchase price for the Initial Note. If a Holder of an Initial Note exchanges the Initial Note for an Exchange Note pursuant to the Exchange Offer, the tax basis of the Exchange Note immediately after such exchange will equal the Holder's tax basis in the Initial Note immediately prior to the exchange.

     (v) The sale, exchange, redemption or other disposition of an Initial Note or an Exchange Note, except in the case of an exchange pursuant to the Exchange Offer (see the above discussion), generally will be a taxable event. A Holder generally will recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon such sale, exchange, redemption or other taxable disposition of the Initial Note or the Exchange Note (except to the extent attributable to accrued interest) and
(ii) the Holder's adjusted tax basis in such debt instrument. Such gain or loss will be capital gain or loss, and will be mid-term if the Initial Notes or Exchange Notes have been held for longer than a year but no more than 18 months at the time of sale or other disposition, and will be long-term if the Initial Notes or the Exchange Notes have been held for more than 18 months at the time of the sale or other disposition.


      We hereby consent to the filing of the opinion as an Exhibit to the Registration Statement, and to the reference to us under the heading "Certain U.S. Federal Income Tax Consequences" therein.


                                              Very truly yours,
                                              WYRICK ROBBINS YATES & PONTON LLP